

Mail Stop 3030

June 2, 2016

<u>Via E-mail</u>
Devinder Kumar
Chief Financial Officer and Treasurer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

Re: **Advanced Micro Devices, Inc.**
       Form 10-K for the Fiscal Year Ended December 26, 2015
       Filed February 18, 2016
       File No. 001-07882

Dear Mr. Kumar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2015

Item 8. Financial Statements

Note 12. Segment Reporting, page 81

1.   We note that you currently include your reconciling items within a single amount labeled 'All Other.' In future filings please separately identify and describe any significant reconciling items included in this amount as required by ASC 280-10-50-31.

2.   If depreciation is included in your measure of segment operating income (loss) then please disclose this amount in future filings. Refer to ASC 280-10-50-22.

3.   With respect to your disclosures about major customers under ASC 280-10-50-42, it is not clear whether the amounts shown reflect the same or different customers in each period. Please revise future filings to show the amount for each customer for each period shown.

Note 13. Stock-Based Incentive Compensation Plans, page 82

4.   You disclose that the risk-free interest rate is based upon observed interest rates commensurate with the term of your employee stock options. Please tell us the nature of the observed interest rates you use and clarify your disclosure in future filings. Refer to ASC 718-10-50-2(f)(2)(iv) and 718-10-55-28.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristin Lochhead at (202) 551-3664, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery

cc: Suhani Akhare, esq.